SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

Hewitt Associates, Inc.

(Name of Subject Company (Issuer))

Hewitt Associates, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A Common Stock: 42822Q100

(CUSIP Number of Class of Securities)

John M. Ryan

Senior Vice President and Chief Legal Officer

Hewitt Associates, Inc.

100 Half Day Road, Lincolnshire, Illinois 60069

Telephone: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$15,350

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 15,625,000 shares of class A common stock, par value $0.01 per share, are purchased at the maximum possible tender offer price of $32.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,350	Filing Party: Hewitt Associates, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 8, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2007 as amended by Amendment No. 1 to the Tender Offer Statement filed with the Commission on August 24, 2007 and Amendment No. 2 to the Tender Offer Statement filed with the Commission on September 6, 2007 (the “Schedule TO”) by Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Company”), relating to the tender offer to purchase for cash up to 15,625,000 shares of its class A common stock, par value $0.01 per share, at a price not more than $32.00 nor less than $28.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 8, 2007 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information in the tender offer is incorporated into this Amendment No. 3 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On September 13, 2007 the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on September 12, 2007. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(D) Press Release dated September 6, 2007 announcing preliminary results of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWITT ASSOCIATES, INC.

Dated: September 13, 2007	By:	/s/ JOHN J. PARK
	Name:	JOHN J. PARK
	Title:	Chief Financial Officer

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, IL 60069

Tel (847) 295-5000

Fax (847) 295-7634

www.hewitt.com

Argentina

Australia

Austria

Belgium

Brazil

Canada

Channel Islands

Chile

China

Czech Republic

France

Germany

Greece

Hong Kong

Hungary

India

Ireland

Italy

Japan

Malaysia

Mauritius

Mexico

Netherlands

Philippines

Poland

Puerto Rico

Singapore

South Africa

South Korea

Spain

Sweden

Switzerland

Thailand

United Kingdom

United States

Venezuela

For Immediate Release

September 13, 2007

Investor Contact: Genny Pennise, (847) 442-6793, genny.pennise@hewitt.com

Media Contact: Maurissa Kanter, (847) 771-2531, maurissa.kanter@hewitt.com

Hewitt Associates Announces Preliminary Results of

Dutch Auction Tender Offer

LINCOLNSHIRE, Ill. - Hewitt Associates, Inc. (NYSE: HEW), a global human resources services company, today announced the preliminary results of its modified “Dutch Auction” tender offer to purchase shares of its outstanding Class A common stock. The tender offer expired at 12:00 midnight, New York City time, on Wednesday, September 12, 2007.

Based on a preliminary count by the depositary for the tender offer, approximately 5,500 Class A shares were properly tendered and not withdrawn at prices at or below $32.00 per share, and therefore will be purchased at $32.00 per share (the “purchase price”).

Under the terms of the tender offer, the Company had offered to purchase shares of its Class A common stock at the lowest price within the price range of $28.75 to $32.00 per share that would allow it to purchase up to an aggregate of 15,625,000 shares, or such greater number of shares that the Company elected to purchase, subject to applicable law.

The determination of the final purchase price is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn and the purchase price will be announced promptly following completion of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not accepted for purchase, will occur promptly thereafter.

The dealer manager for the tender offer is Goldman, Sachs & Co. and the information agent is Georgeson, Inc. For questions and information about the tender offer, please call the information agent toll free at 1-888-605-7609.

Pending the final results of the tender offer, as of September 12, the Company has approximately $570 million of share repurchase authority remaining under its existing $750 million authorization.

About Hewitt Associates

With more than 65 years of experience, Hewitt Associates (NYSE: HEW) is the world’s foremost provider of human resources outsourcing and consulting services. The company consults with more than 2,300 companies and administers human resources, health care, payroll and retirement programs on behalf of more than 340 companies to millions of employees and retirees worldwide. Located in 35 countries, Hewitt employs approximately 24,000 associates. For more information, please visit www.hewitt.com.

###